Filed Pursuant to Rule 433

Free Writing Prospectus dated November 17, 2022

Registration Statement filed on Form S-3 (File No. 333-255452)

Laureate Education, Inc.

This free writing prospectus should be read together with the Registration Statement (as defined below) filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”), as well as the preliminary prospectus supplement dated November 16, 2022 (the “Preliminary Prospectus Supplement”), which may be accessed through the EDGAR website of the Securities and Exchange Commission (“SEC”) at www.sec.gov. Any capitalized terms used herein but not defined shall have the meaning set forth in the Preliminary Prospectus Supplement.

In connection with the secondary offering by the selling stockholders of common stock of the Company (the “Offering”), the Company intends to concurrently repurchase from the underwriters, out of the aggregate 32,842,183 shares of common stock that are the subject of the Offering, a number of shares (rounded down to the nearest whole share) having an aggregate purchase price of up to $75 million. The price per share to be paid by the Company will equal the price at which the underwriters will purchase the shares from the selling stockholders in the Offering. The Company refers to this transaction as the “concurrent share repurchase.” For the avoidance of doubt, the Company will not be responsible for paying any underwriting discounts and commissions in connection with such concurrent share repurchase. The closing of the concurrent share repurchase is conditioned on the closing of the Offering and therefore there can be no assurance that the concurrent share repurchase will be completed. The Offering is not conditioned upon the completion of the concurrent share repurchase.

The concurrent share repurchase was approved by the Company’s board of directors. The Company intends to fund the concurrent share repurchase with borrowings under its revolving credit facility.

The description of, and the other information in this free writing prospectus, regarding the concurrent share repurchase are included in this free writing prospectus for informational purposes only. Nothing in this free writing prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any of the Company’s common stock subject to the concurrent share repurchase.

The Company has filed an automatic shelf registration statement (including a base prospectus and the Preliminary Prospectus Supplement related to the Offering) with the SEC on April 23, 2021 which became effective upon filing, as amended by the prospectus supplement dated December 10, 2021 (together, the “Registration Statement”). Before you invest, you should read the prospectus in that registration statement, the accompanying preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus related to the Offering may also be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com; and BTIG, LLC, 65 E 55th St, New York, NY 10022, email: prospectusdelivery@btig.com.